	Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005	Phone: 636-530-8000 Fax: 636-519-8010 www.insituform.co
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August 5, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention:  Terence O’Brien, Branch Chief

Re:	Insituform Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed on March 17, 2010
File No. 000-10786

Dear Mr. O’Brien:

              On behalf of Insituform Technologies, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated July 9, 2010 (the “Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) filed on March 1, 2010 and the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy”) filed on March 17, 2010.

  We have made every effort to address your observations and recommendations included in the Letter where appropriate.  For your convenience, we have included below in italics the original text of your comments from the Letter followed by our response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 32

1.	With regard to your European Sewer Rehabilitation segment, please address the following:

●
We note your response to prior comment 5 with regard to your European Sewer Rehabilitation Segment, specifically, the $4.6 million restructuring charge. Please tell us what consideration was given to providing the disclosures required by ASC 420-10-50 and ASC 420-10-S99.

Response:	The Company considered the required disclosures included in ASC 420-10-50 and ASC 420-10-S99 and believes it met these disclosure requirements in its Form 10-K to the extent the Company viewed them as material to its financial statements. A description of the restructuring charges was provided as well as the costs of the restructuring. In addition, the line on the income statement in which the costs were aggregated was also provided. The $4.6 million of restructuring charges consists of various components including one-time termination benefits, contract termination costs, fixed asset impairments, bad debt reserves and other associated costs. Each of these individual components is immaterial to the Company’s consolidated financial statements. During the subsequent periods, the Company did not record any additional charges related to the restructuring nor did the Company have any reversal of charges related to the restructuring charges booked in the fourth quarter of 2009. During 2010, the Company paid out substantially all of the restructuring charges that were booked during the fourth quarter of 2009 leaving an immaterial amount remaining on the Company’s consolidated balance sheet.

Securities and Exchange Commission
Mr. Terence O’Brien
August 5, 2010

2.	With regard to your Asia-Pacific Sewer Rehabilitation segment, please address the following:

●
We note your response to prior comment 6 with regard to the two projects in India which negatively impacted margins in your Asia-Pacific Sewer Rehabilitation Segment. Please quantify the loss provisions that were recorded for the one job that is operating at a loss and provide us with the timing of these provisions. Additionally, in future filings, please revise disclosure to include the information that you have included in your response, as well as the amount of the provisions, timings of your provisions and facts and circumstances surrounding the timing of the provisions recorded.

	Response:	In the Company’s Form 10-Q, filed on July 28, 2010, the Company included the following disclosures related to the projects in India:

For the first six months of 2010, gross profit was $0.9 million, or 24.5%, higher than the same period last year. However, our gross profit margin in Asia was significantly lower in the first six months of 2010 compared to the first six months of 2009. This decrease was primarily due to revisions made in the cost to complete two projects in India. The main issue that caused us to revise the costs to complete these two projects related to our resin supply. The estimates to complete were based on using a type of resin (“filled resin”) that was less expensive than other resins available (“unfilled resin”). It was believed that this less expensive resin would be available during 2010; however, this resin was not available for these projects. As a result, the operation had to use the more expensive unfilled resin. In the estimates to complete, the discount assumed from the use of the cheaper filled resin had to be removed. Additionally, the customer is requiring increased tube thickness, which is requiring the use of more resin than originally estimated. The adjustments made to the cost to complete resulted in one project being estimated to complete in a loss position. An accrual for the expected loss of $0.4 million has been recorded. Because these adjustments were isolated, the risk of further substantial write-downs is limited and the Company does not believe that any further loss provisions are required at this time.

During the first quarter of 2010, the Company became aware that using a “filled resin” for these two jobs was no longer an option causing the Company to use an “unfilled resin”, which was substantially more expensive. As stated in the Company’s prior response to your comment, the Company had one job that was operating at a loss and one job that was operating at lower margins than originally anticipated. For the one job that was operating at a loss, a loss provision of $0.1 million was recorded during the first quarter of 2010. During the second quarter of 2010, this job was no longer projected to operate at a loss; therefore, the previously recorded loss provision was reversed. The Company views the recording of this initial loss provision and the subsequent reversal as immaterial to our financial statements for the applicable periods.  The second job that was operating at lower margins than originally anticipated declined into a loss position during the second quarter of 2010. Currently, on this job, the Company has an immaterial loss provision recorded of $0.4 million that was recorded during the second quarter of 2010.

Securities and Exchange Commission
Mr. Terence O’Brien
August 5, 2010

Item15 – Exhibits and Financial Statement Schedules, page 75

3.
We note in your response to comment 11 in our letter dated June 4, 2010, stating that the reason for not filing the schedules and exhibits to the March 31, 2009 credit agreement relates to, among other things, the confidential nature of the information contained in such documents.  Please be advised that complete copies of all currently outstanding material agreements must be filed as exhibits to your annual report in accordance with Item 601(b)(10) of Regulation S-K.  If you consider that disclosure of such information would cause you competitive harm, you may request confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to either Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.  Please either file the complete copy of the credit agreement (Exhibit 10.19) with your next periodic report, or otherwise file a redacted version of this agreement with your next periodic report and simultaneously request confidential treatment of the information you seek to keep confidential.  For guidance, please see Staff Legal Bulletin 1 (Feb 28, 1997)

	Response:	The complete credit agreement, including all schedules and exhibits, was filed as an exhibit to the Company’s Form 10-Q, filed on July 28, 2010.

Definitive Proxy Statement on Schedule 14A filed on March 17, 2010

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Annual Cash Incentive Compensation, page 21

4.
We note your response to comment 12 in our letter dated June 4, 2010.  The statements made in the last two paragraphs of your response appear somewhat inconsistent.  In the third paragraph you state that the incentive payments from the second funding pool “are based on the Compensation Committee’s assessment of the individual’s achievement of his or her pre-determined individual performance objectives” while in the first sentence of the last paragraph you disclose that the individual performance targets “are not directly determinative of each named executive officer incentive payments from the second pool...” Supplementally, please reconcile these statements and provide us with a materially complete description of the “pre-determined” individual performance objectives for each named executive officer.  Please identify the “relative contributions” made by each named executive officer and discuss how the compensation committee considered such relative contributions in deriving the actual incentive payment amounts.  The description of the CEO’s “certain strategic objectives” in the last paragraph of your response is too broad and generic.

Securities and Exchange Commission
Mr. Terence O’Brien
August 5, 2010

Response:
The Compensation Committee’s assessment of achievement of individual performance objectives is a starting point, not the determinative factor, in the consideration of executive incentive payments.  Individual performance objectives for the CEO in 2009 included the achievement of the following financial targets:

	●	Net cash flow target of $21.3 million (actual $41.3 million (excluding acquisition impacts));
	●	Return on invested capital target of 8.4% (actual 8.7%);
	●	Stock price at year end target of $19.24 (actual $22.72); and
	●	Earnings per share target of $1.07 (actual $1.03).

Individual performance objectives for the CEO in 2009 also included the achievement of the following operational and strategic objectives:
	●	maintaining Insituform’s market leadership position;
	●	advancing current sewer rehabilitation profitability;
	●	accelerating growth in the Asia-Pacific market;
	●	developing the executive talent pool;
	●	reducing overhead expenses; and
	●	managing and integrating new and acquired entities.

The named executive officers are then responsible for ensuring that their respective departments work toward the achievement of these objectives, as set forth by the Compensation Committee and the CEO. The Compensation Committee reviews whether these objectives were met, and, separately, what role each executive officer should have, and actually had, in the achievement (or lack of achievement) of such objectives.  For example, the Compensation Committee considered Ms. Sharp’s role in, among other things, identifying and implementing key management restructuring and overseeing labor relations; the Compensation Committee considered Mr. Martin’s role in, among other things, identifying and implementing post-acquisition synergies and overseeing financial operations; the Compensation Committee considered Mr. Morris’ role in, among other things, identifying, negotiating and resolving legal issues and overseeing acquisition planning; and the Compensation Committee considered Mr. Young’s role in, among other things, managing of Company funds and investments to facilitate Company growth.

While the Compensation Committee reviews and considers the level of achievement of individual objective performance criteria, the Compensation Committee also recognizes the need for flexibility in its overall review of an executive’s performance for the year. As stated in the Company response letter dated June 25, 2010, the Compensation Committee generally assesses individual performance against a number of other factors, including relative contributions to the Company’s corporate goals.  A review of each executive’s contribution is evaluated subjectively, at the discretion of the Compensation Committee.  Such subjective considerations include the Compensation Committee’s belief as to the executives’ general knowledge of the business and their respective areas of expertise, the perceived level of cooperation among the executives and their departments, the executives’ successful management of multiple job responsibilities, and level of decision making authority.

Securities and Exchange Commission
Mr. Terence O’Brien
August 5, 2010

Long-Term Incentive Compensation, page 23

5.
We note your response to comment 14 in our letter dated June 4, 2010, where you state among other things, that you determined the binomial value of the stock options based on the advice of your independent compensation consultant.  In Note 7, page 61 of your annual report, you state that the company uses a binomial option-pricing model for valuation of stock options.  Please explain to us the role that the compensation consultant plays in determining the grant date value of the stock options.

Response:
The Compensation Consultant determined the binomial value of the stock options based on the binomial option-pricing model that the Company utilizes.  The Compensation Committee believes that the Compensation Consultant is best suited to provide this calculation, which the Compensation Committee believes to be mechanical and is based on, among other things, the Company’s then-current stock price, the relative volatility of the Company’s common stock, the Company’s dividend yield, the expected term of the option and the risk-free rate.

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

INSITUFORM TECHNOLOGIES, INC.

/s/ David A. Martin
David A. Martin,
Senior Vice President and Chief Financial Officer